22001753

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SEC FILE NUMBER
8-70698

ANNUAL REPORTS FORM X-17A-5 PART III

PUBLIC FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 3/22/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Insurance Advisory Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1270 Avenue of the Americas, Suite 1803
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randall Dulecki	646-736-1017	rd@insuranceap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann P.C.
(Name – if individual, state last, first, and middle name)

1000 Campbell Mithun Tower, 222 S. Ninth	St., Suite 1000, Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Randall Dulecki, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Insurance Advisory Partners LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Operating Officer

Notary Public

DANIELE B STRAIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02ST6037118
New York County
Commission Expires April 19, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MHM

Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ▪ Minneapolis, MN 55402
Main: 612.339.7811 ▪ Fax: 612.339.9845 ▪ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
Insurance Advisory Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Insurance Advisory Partners LLC ("Company") as of December 31, 2021 and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Insurance Advisory Partners LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann, P.C.
Minneapolis, Minnesota
February 28, 2022

INSURANCE ADVISORY PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION

ASSETS:

Cash	$	279,416
Accounts receivable		75,000
Prepaid expenses		58,198
Security deposit		65,757
Property and equipment, net		30,118
Right -of- use asset		698,047
TOTAL ASSETS	$	1,206,536

LIABILITIES AND MEMBERS' EQUITY:

Liabilities:

Accounts payable and accrued expenses	$	79,456
Deferred revenue		115,000
Lease liability		694,916
TOTAL LIABILITIES		889,372
Members' Equity		317,164
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,206,536

The accompanying notes are an integral part of this financial statement

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

INSURANCE ADVISORY PARTNERS, LLC (the "Company") is a Delaware Limited Liability Company headquartered in New York, New York. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 19, 2021, and a member of the Securities Investor Protection Corp. ("SIPC"). The Company specializes in private placements as an agent on a best-efforts basis only, merger and acquisition advisory services, and investment banking advisory services in the United States. The Company is owned by its two Members with equal ownership.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company recognizes a receivable for fees invoiced to clients. These receivables generally represent advisory mandate retainers and private placement success fees. The Company had an accounts receivable balance of $75,000 as of December 31, 2021. Management assesses the need for an allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. The Company has not recorded an allowance for doubtful accounts as of December 31, 2021.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2021, the Company did not have cash balances in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company is a limited liability company and is treated as a partnership for both federal and state income tax purposes. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Codification ("ASC") 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company commenced operations upon its Membership approval by FINRA in August 2021, the only tax year that remains subject to examination is 2021. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. No interest or penalties were recorded for the year ended December 31, 2021.

Property and Equipment

The Company capitalizes property and equipment for purchases greater than $1,000. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred. The useful life for equipment purchases is three years. The useful life for leasehold improvements is for the duration of its office space lease, 42 months.

Uses of Estimates

Management may use estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with generally accepted accounting principles. Actual results may differ from those estimates.

Risks and Uncertainties

On March 11, 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) a pandemic. While the disruption is currently expected to be temporary, there is considerable uncertainty about its possible duration and the future impact it may have.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $159,960 at December 31, 2021, which exceeds required net capital of $9,932 by $150,028. The ratio of aggregate indebtedness to net capital at December 31, 2021 was 0.5 to 1.

NOTE 4. PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of property and equipment are as follows:

	December 31, 2021	Estimated Useful Life
Equipment	31,611	3 years
	31,611	
Accumulated depreciation	(1,493)	
	30,118	

NOTE 5. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2021, no amounts have been accrued related to such indemnification provisions.

NOTE 6. LEASES

The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") ASC 842, Leases. The Company is a lessee in a lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.
The Company has elected, for all underlying classes of assets, to recognize a right-of-use (ROU) asset and lease liability over the lease term using a rate term approximating its incremental borrowing rate.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus

NOTE 6. LEASES (Continued)

unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company leases its office under an operating lease agreement. In December 2021, the Company entered a 42-month lease for its office in 1270 Avenue of the Americas, Suite 1803, New York, NY, "the premises", with monthly rent of $21,919 beginning June 1, 2022, through June 30, 2025. The Company's lease does not include restrictive financial or other covenants. Payments due under this lease contract includes fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2021, are as follows:

Years Ending December 31,		
2021	$	131,514
2022		263,028
2023		263,028
2024		109,595
Total undiscounted lease payments		767,165
less imputed interest		72,249
Lease liability as of Decembner 31, 2021	$	694,916
Weighted average remaining lease term:		3.42 years
Weighted average discount rate		5%

The supplemental cash flow information related to leases was cash paid for amounts included in the measurement of lease liabilities was $21,919 at December 31, 2021. Also, the right-of use-assets in exchange for lease obligations was $713,861 for the same period.

NOTE 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the year ended December 31, 2021, through February 28, 2022. No events or transactions have occurred or are pending that would have a material effect on the financial statements at that date or for the period then ended.